UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Prime Medicine, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

74168J101
(CUSIP Number)

September 30, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Bristol-Myers Squibb Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
11,006,163

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
11,006,163

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,006,163

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.40%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Calculated based upon (i) 120,030,813 shares of common stock, par value $0.00001 per share (the “Common Stock”), outstanding as of August 1, 2024, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2024, as increased by (ii) the 11,006,163 shares of Common Stock issued to Bristol-Myers Squibb Company pursuant to the Securities Purchase Agreement (as disclosed in Item 4).

Item 1(a).	Name of Issuer:

Prime Medicine, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

60 First Street, Cambridge, MA 02141

Item 2(a).	Names of Person Filing:

This statement is filed by the Bristol-Myers Squibb Company, referred to herein as the “Reporting Person.”

Item 2(b).	Address of the Principal Business Office or if None, Residence:

Route 206 & Province Line Road, Princeton, NJ 08543

Item 2(c).	Citizenship:

See response to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.00001 per share

Item 2(e).	CUSIP Number:

74168J101

Item 3.	If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

(a)	Amount beneficially owned:
See response to Item 9 on the cover page.

(b)	Percent of class:
See response to Item 11 on the cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote
See response to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote
 See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of
 See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of
 See response to Item 8 on the cover page.

The filing of this Statement shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

On September 28, 2024, the Issuer entered into a Securities Purchase Agreement with the Reporting Person, pursuant to which the Issuer agreed to issue and sell 11,006,163 shares of Common Stock to the Reporting Person (the “Sale”). The Sale closed on September 30, 2024.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2024
BRISTOL-MYERS SQUIBB COMPANY

	By:	/s/ Amy Fallone
Name: Amy Fallone
Title: Corporate Secretary